UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
September 3, 2002

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(*State or other jurisdiction
of incorporation or organization)*

76-0517977
*(I.R.S. Employer
Identification No.)*

**1600 Smith Street, Dept. HQSCE
Houston, Texas**
(Address of principal executive offices)

77002
(Zip Code)

713-324-2639
(Registrant's telephone number, including area code)

Item 5.   Other Events.

On September 3, 2002, ExpressJet Holdings, Inc. issued a press release announcing its August capacity and traffic performance. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits
99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: September 3, 2002

/s/ John F. Wombwell

John. F. Wombwell
Vice President, General Counsel and Secretary

<u>EXHIBIT INDEX</u>

99.1   Press Release